SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 64)*

Icahn Enterprises L.P.

(Name of Issuer)

Depositary Units Representing Limited Partner Interests

(Title of Class of Securities)

451100 10 1

(CUSIP Number)

Jesse Lynn, Esq.

Icahn Associates LLC

16690 Collins Avenue, Suite PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 451100 10 1

1.       NAME OF REPORTING PERSON

CCI Onshore LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

Not applicable.

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

62,127,170

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

62,127,170

10       SHARED DISPOSITIVE POWER

0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,127,170

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.50%

14       TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 451100 10 1

1        NAME OF REPORTING PERSON

Gascon Partners

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

36,588,003

8        SHARED VOTING POWER

0

9        SOLE DISPOSITIVE POWER

36,588,003

10        SHARED DISPOSITIVE POWER

0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,588,003

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.08%

14        TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1        NAME OF REPORTING PERSON

High Coast Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

128,119,694

8        SHARED VOTING POWER

62,127,170

9        SOLE DISPOSITIVE POWER

128,119,694

10        SHARED DISPOSITIVE POWER

62,127,170

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,246,864

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.79%

14        TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1        NAME OF REPORTING PERSON

Highcrest Investors LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)         / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

29,861,988

8        SHARED VOTING POWER

0

9        SOLE DISPOSITIVE POWER

29,861,988

10        SHARED DISPOSITIVE POWER

0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,861,988

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.86%

14        TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1        NAME OF REPORTING PERSON

Thornwood Associates Limited Partnership

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

9,935,920

8        SHARED VOTING POWER

0

9        SOLE DISPOSITIVE POWER

9,935,920

10        SHARED DISPOSITIVE POWER

0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,935,920

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES       / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.28%

14        TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1        NAME OF REPORTING PERSON

Barberry Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)       /x/

(b)       / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

0

8        SHARED VOTING POWER

9,935,920

9        SOLE DISPOSITIVE POWER

0

10        SHARED DISPOSITIVE POWER

9,935,920

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,935,920

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.28%

14        TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1        NAME OF REPORTING PERSON

Starfire Holding Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

0

8        SHARED VOTING POWER

29,861,988

9        SOLE DISPOSITIVE POWER

0

10        SHARED DISPOSITIVE POWER

29,861,988

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,861,988

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES       / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.86%

14        TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1        NAME OF REPORTING PERSON

Little Meadow Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

0

8        SHARED VOTING POWER

226,834,867

9        SOLE DISPOSITIVE POWER

0

10        SHARED DISPOSITIVE POWER

226,834,867

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,834,867

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

74.86%

14        TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1        NAME OF REPORTING PERSON

Carl C. Icahn

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)        /x/

(b)        / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

Not applicable.

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

0

8        SHARED VOTING POWER

266,632,775

9        SOLE DISPOSITIVE POWER

0

10        SHARED DISPOSITIVE POWER

266,632,775

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

266,632,775

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

88.0%

14        TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the “Initial 13D”), is hereby further amended to furnish the additional information set forth in this Amendment No. 64 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Initial 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 266,632,775 Depositary Units, representing approximately 88.0% of the Issuer's outstanding Depositary Units (based upon: (i) the 293,416,326 Depositary Units stated to be outstanding as of February 25, 2022 by the Issuer in the Issuer's Form 10-K filing filed with the Securities and Exchange Commission on February 25, 2022; plus (ii) the 9,585,515 Depositary Units issued to the Reporting Persons by the Issuer on April 27, 2022 in connection with a regular quarterly distribution of Depositary Units by the Issuer).

(b) CCI Onshore has sole voting power and sole dispositive power with respect to 62,127,170 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 36,588,003 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 128,119,694 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 29,861,988 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 9,935,920 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

(c) The following table sets forth all transactions with respect to Depositary Units effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. Except as noted below, all such transactions were acquisitions of Depositary Units from the Issuer in connection with a quarterly dividend.

Name of Reporting Person	Date of Transaction	Amount of Securities

CCI Onshore	4/27/2022	2,233,487

Gascon	4/27/2022	1,315,348

High Coast	4/27/2022	4,605,935

Highcrest	4/27/2022	1,073,546

Thornwood	4/27/2022	357,199

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: April 29, 2022

CCI ONSHORE LLC

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

GASCON PARTNERS

By: Little Meadow Corp., its managing general partner

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

HIGH COAST LIMITED PARTNERSHIP

By: Little Meadow Corp., its general partner

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

HIGHCREST INVESTORS LLC

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

[Signature Page for Amendment No. 64 to Schedule 13D – Icahn Enterprises L.P.]

BARBERRY CORP.

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

LITTLE MEADOW CORP.

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

STARFIRE HOLDING CORPORATION

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP

By: Barberry Corp., its general partner

By: /s/ Jesse Lynn

Name: Jesse Lynn

Title: Vice President

/s/ Carl C. Icahn

CARL C. ICAHN

[Signature Page for Amendment No. 64 to Schedule 13D – Icahn Enterprises L.P.]